Exhibit 99.1

Wheaton Precious Metals Announces Election of Directors and Approval of Special Matters and Welcomes New Board Member

VANCOUVER, BC, May 10, 2024 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") announces that the nominees listed below were elected to the Board of Directors at the 2024 Annual and Special Meeting of Shareholders, including the addition of Srinivasan Venkatakrishnan, or Venkat, who joins the board effective today. Detailed results of the vote for the Board of Directors of the Company are shown below.

"With his impressive track record of exemplary leadership and success in the mining industry, we are pleased to welcome Venkat to our Board of Directors," said George Brack, Chair of the Board of Wheaton. "Venkat brings a wealth of experience, strategic insight and a strong dedication to sustainable growth, which will be invaluable to Wheaton as we venture into our next phase of expansion. We look forward to working closely with Venkat and benefiting from his contributions to our board discussions and decision-making process."

2024 Annual and Special Meeting of Shareholders Voting Results

Nominee	Votes For	% For	Votes Withheld	% Withheld
George L. Brack	324,783,866	98.27%	5,717,692	1.73%
Jaimie Donovan	327,626,678	99.13%	2,874,880	0.87%
R. Peter Gillin	313,193,110	94.76%	17,308,448	5.24%
Chantal Gosselin	318,747,803	96.44%	11,753,755	3.56%
Jeane Hull	327,216,498	99.01%	3,285,060	0.99%
Glenn Ives	328,571,567	99.42%	1,929,991	0.58%
Charles A. Jeannes	325,495,940	98.49%	5,005,618	1.51%
Marilyn Schonberner	324,115,890	98.07%	6,385,668	1.93%
Randy V.J. Smallwood	329,605,299	99.73%	896,259	0.27%
Srinivasan Venkatakrishnan	328,191,419	99.30%	2,310,139	0.70%

The following special matter was also approved by shareholders at the 2024 Annual and Special Meeting of Shareholders:

  the ordinary resolution to approve the appointment of Deloitte LLP, Independent Registered Public Accounting Firm, as auditors of the Company was carried with 94.42% of the votes cast in favour of such resolution; and
  as a special matter, the non-binding advisory resolution accepting the Company's approach to executive compensation was carried with 94.14% of the votes cast in favour of such resolution.

Srinivasan Venkatakrishnan – New Director
Mr. Venkatakrishnan is a Corporate Director and an experienced mining executive who brings a wealth of mining and financial experience, gained through his vast experience of leading global mining businesses, in a career that has spanned across 17 countries and six continents.  Mr. Venkatakrishnan has a proven track record of leading multinational organizations - including major publicly listed companies - through periods of challenging and transformative change. He is currently the Chair of Endeavour Mining plc. and a director of BlackRock World Mining Trust plc. He was also, until March 31, 2024, a Director of Weir Group Plc. Previously, Mr. Venkatakrishnan served as CEO of Vedanta Resources plc from 2018 to 2020 and was CEO of AngloGold Ashanti Limited between 2013 to 2018, having previously been Chief Financial Officer of the business from 2005, and of Ashanti Goldfields Limited from 2000. In his early career, he was a Director with Deloitte in London, leading corporate restructurings on behalf of both corporates and financiers.  Mr. Venkatakrishnan is a past board member of the World Gold Council, International Council on Mining and Metals, Business Leadership South Africa, the Chamber of Mines of South Africa and a past member of the Financial Review Investigation Panel of the Johannesburg Stock Exchange.

View original content:https://www.prnewswire.com/news-releases/wheaton-precious-metals-announces-election-of-directors-and-approval-of-special-matters-and-welcomes-new-board-member-302142737.html

SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2024/10/c5675.html

%CIK: 0001323404

For further information: Investor Contact: Emma Murray, Vice President, Investor Relations, Tel: 1-844-288-9878, Email: info@wheatonpm.com; Media Contact: Simona Antolak, Vice President, Communications & Corporate Affairs, Tel: 604-639-9870, Email: simona.antolak@wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 17:10e 10-MAY-24